Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

October 23, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class V, Series II Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the seventh payment corresponding to the Class V, Series II Notes issued under the Global Program for the issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Payment Initial Date: November 2, 2015.

Item: Payment of interest corresponding to the period starting on July 31, 2015 and ending on October 31, 2015.

Applicable Interest Rate: Class V, Series II Notes accrue BADLAR (21.1884615%) + 5.25% interest.

Amount of Interest: The applicable interest rate for the period described above is 6.663941% and the amount of payable interest is Ps. 5,211,201.85.

ISIN N°: ARGFGA050148

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Price Supplement dated January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.
A. Enrique Pedemonte
Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.